

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2021

Charles Arnold
Chief Executive Officer
Crosswind Renewable Energy Corp
20295 29th Place, #200
Aventura, Fla 33180

      Re: Crosswind Renewable Energy Corp
         Form 10 filed January 19, 2021

Dear Mr. Arnold:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed January 19, 2021

General

1.   Please revise to clarify your relationship with and transition from your predecessor, Stealth MediaLabs, Inc., a Nevada Corporation whose Form 10 went effective in 1999. In this regard, it appears you received a letter from the staff on August 3, 2005 regarding your failure to file required reports under Section 13(a) of the Securities Exchange Act of 1934. Please revise or advise.

Business of the Issuer, page 1

2.   Please disclose the jurisdictions where you intend to conduct operations, what milestones you anticipate achieving in the short- and long-term, and the nature of the "preliminary discussions with several potential parties." In this regard, we note that your offices are in Florida, you are an Oklahoma corporation with no employees, and your auditor is in India. Additionally, we note you indicate you had $9,558 in cash at September 30, 2020. However, in the first sentence on page 7 and in the financial statements you indicate that

Charles Arnold
Crosswind Renewable Energy Corp
February 15, 2021
Page 2

you had $500 in cash. Please revise to eliminate the inconsistency.

Acquisition by RCK Development LLC, page 3

3. Please identify the parties and discuss the material terms of the acquisition referenced in the heading. Please clarify the status of the transaction given the statement in Note 8 of the financial statements that "said shares have yet to be issued." Additionally, identify and provide disclosure regarding promoters, including assets acquired or to be acquired by the registrant from a promoter. See Item 404(c).

Business Strategy, page 7

4. Reference is made to the third paragraph on page 7. Please clarify how you "will likely be able to effect two to four new projects within the upcoming year" in light of the fact that you currently have $500 in assets and no discernable plan of financing.

Item 14. Financial Statements and Supplementary Data, page 15

5. We note you acquired the assets and liabilities of RCK Development LLC on July 6, 2020. Please tell us how you determined it was unnecessary to provide financial statements for RCK Development LLC. Reference is made to Rule 8-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202 551-3439 or Jennifer Monick at 202 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202 551-3491or Jim Lopez at 202 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction